THOMAS P. GALLAGHER KEVIN M. BRIODY+ JOHN K. BUTLER² BARBARA J. COMLY*+ MARTIN J. CONROY DEBORAH L. CARROLL□ JONATHAN M. GRISCHUK* HERBERT P. MOORE, JR.*	GALLAGHER, BRIODY & BUTLER COUNSELLORS AT LAW PRINCETON FORRESTAL VILLAGE 155 VILLAGE BOULEVARD 2ND FLOOR PRINCETON, NEW JERSEY 08540 _________ (609) 452-6000 Fax: (609) 452-0090	NEW YORK OFFICE 300 PARK AVENUE 17TH FLOOR NEW YORK, NY 10022 212-938-0831 FAX: 212-938-0917 * ALSO ADMITTED IN NY + ALSO ADMITTED IN PA ² ALSO ADMITTED IN DC □ ADMITTED IN NY, DC AND CT ONLY

                                                                                                                  May 25, 2007

VIA EDGAR

Mr. Tom Jones
United States Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          SmarTire Systems, Inc.
Registration Statement on Form SB-2
Filed January 10, 2007
File No. 333-139887

Dear Mr. Jones:

On behalf of SmarTire Systems, Inc. (“SmarTire” or the “Company”), on the date hereof we filed via Edgar Amendment No. 3 to the Company’s Registration Statement on Form SB-2 (the “Registration Statement Amendment”).

In order to facilitate your review, we have responded on a point-by-point basis, on behalf of the Company, to the comments set forth in your letter dated March 15, 2007 (the “Commission Letter”).  The numbered comments and responses below correspond with the numbered paragraphs in the Commission Letter.

Comment #1

Fee Table

1.
Please revise the fee table to reflect your response to prior comment 1 regarding the reduced number of shares registered for resale. Ensure that the fee table is reconcilable to the information in your table of selling security holders.

Response to Comment #1

The fee table has been revised to reflect our response to prior comment 1 regarding the reduced number of shares registered for resale.  The same number of shares is reflected in the table of selling security holders.

Comment #2

Exhibit 5.0

2.	Investors must be entitled to rely on the opinion that you file as an exhibit. Please have counsel revise the last paragraph of both exhibit A and exhibit B which imply the contrary.

Response to Comment #2

Exhibit 5.0 in the Registration Statement Amendment is a new opinion from Clark Wilson LLP and it does not contain language which implies that the investors would not be entitled to rely on the opinion.  Exhibit A and Exhibit B are no longer part of Exhibit 5.0.

Comment #3

3.
The opinions you file should base their conclusions on all necessary inquiries of fact and law. Currently both exhibit A and B appear to limit their conclusions based on a limited inquiry. Please revise.

Response to Comment #3

The opinion being filed bases the conclusions therein on all necessary inquiries of fact and law.  Exhibit A and Exhibit B are no longer part of Exhibit 5.0.

Comment #4

4.	Counsel should not assume conclusions of law that are a necessary requirement of the ultimate opinion. We note for example, the assumptions regarding due execution and delivery in exhibit A

Response to Comment #4

The opinion being filed does not assume conclusions of law that are a necessary requirement of the opinion.

Comment #5

5.	Please tell us why the “Qualifications” in exhibit A are necessary and appropriate for the opinion required by Regulation S-B Item 601(b)(5).

Response to Comment #5

Exhibit A is no longer a part of the opinion.

Comment #6

6.
Please file revised opinions at the time you plan to request effectiveness of the registration statement. We note the last sentence of the last paragraph of both exhibits A and B.  We also note that exhibit A is dated in October 2006.

Response to Comment #6

Exhibit 5.0 contains the revised opinion.   Exhibit A and Exhibit B are no longer part of the opinion in Exhibit 5.0.

If you have any questions or require any supplemental information after reviewing our responses contained in this letter and the Registration Statement Amendment, please do not hesitate to contact the undersigned at 609-452-6000.

                                                                                                  Very truly yours,

                                                                                                  /s/ Kevin Briody
                                                                                           Kevin M. Briody

cc:           Jeff Finkelstein, Chief Financial Officer